Exhibit 18—Preferability Letter

The Board of Directors

REX American Resources Corporation

Note 2 to the Consolidated Financial Statements of REX American Resources Corporation (the Company) included in its Form 10-Q for the quarter ended July 31, 2023 describes a change in accounting principles to begin classifying shipping and handling costs as cost of sales, instead of within selling, general and administrative expenses (SG&A), as historically presented, in order to improve the comparability of gross profit and SG&A reported. As noted in the Accounting Standards Codification 606 guidance, both SG&A and cost of sales can be considered appropriate classifications. In fact, the guidance states that it is seen as less preferable to reclassify shipping and handling costs from cost of sales to SG&A. In addition, the Company has reviewed various peer financial statements, and this reclassification would align the Company with its peers. We conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. The Company will apply a retrospective application of the new accounting policy. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date, and therefore we do not express any opinion on any financial statements of the Company.

/s/ RSM US LLP

Des Moines, Iowa

September 1, 2023